Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

           Vasogen's VP025 Reduces Brain Injury in Preclinical Model

Mississauga, Ontario (May 3, 2004) -- Vasogen Inc. (TSX:VAS; NASDAQ:VSGN) announced that preclinical findings demonstrating the ability of the Company's phospholipid-based drug, VP025, to reduce perinatal hypoxic-ischemic brain injury were presented today by Dr. Charles Palmer, Professor of Pediatrics, Penn State College of Medicine, at the Annual Meeting of the Pediatric Academic Societies in San Francisco. Perinatal hypoxic-ischemic brain injury is accompanied by an inflammatory response that contributes to brain degeneration (atrophy).

In the study, rat pups were treated with either VP025 or saline, and then exposed to a severe hypoxic-ischemic insult that damages the right cerebral hemisphere. Two investigators, blind to treatment, categorized brain damage based on gross injury and the severity of brain atrophy. The administration of VP025 resulted in significantly lower categories of brain injury compared to saline-treated controls (p=0.0002). An assessment of gross injury showed that 43.2% of saline-treated rats displayed cavitary brain lesions compared with only 7.1% in the group treated with VP025. A quantitative assessment of the right hemisphere showed that VP025 reduced brain atrophy by half, with average atrophy of 33.6% for the saline-treated group, compared to 16.8% for the group treated with VP025 (p<0.001).

"These latest preclinical findings provide additional evidence of the ability of VP025 to address the inflammatory component of a serious neurological condition, with particular relevance to stroke," stated Dr. Anthony Bolton, Chief Scientist at Vasogen. "In addition to the research at Penn State College of Medicine, our extensive research program ongoing at leading academic centers in North America and Europe, is also investigating the therapeutic potential of VP025 in a number of other models of neuro-inflammatory disease, including Alzheimer's disease, Parkinson's disease, and ALS (Lou Gehrig's disease). We anticipate that this work will form the basis of a regulatory submission to initiate clinical development by the end of the year."

Vasogen's new class of phospholipid-based drugs is designed to interact with antigen presenting cells (APCs) to regulate cytokine levels and control inflammation. VP025, the lead product candidate from this new class of drugs, has been optimized for the treatment of neurological disorders. Previous preclinical research has shown that the effects of VP025 cross the blood-brain barrier, producing potent anti-inflammatory activity, including cytokine modulation, resulting in the preservation of the function of specific neural pathways associated with memory and learning.

Neurological conditions that are associated with an inflammatory response in the brain and peripheral nervous system include Alzheimer's disease, Parkinson's disease, ALS (Lou Gehrig's disease) and stroke. In each of these conditions there is evidence of increases in inflammatory mediators, including cytokines, leading to the death of nerve cells and the eventual loss of functional activity.

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                                                          ...page 2, May 3, 2004


About Vasogen:

Vasogen is a leader in the research and commercial development of immune modulation therapies targeting the chronic inflammation underlying cardiovascular disorders. Vasogen's lead product, Celacade(TM) (immune modulation therapy) is currently in phase III clinical trials for the treatment of chronic heart failure and peripheral arterial disease. Celacade(TM) is designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to apoptotic cells. Celacade(TM) up-regulates the expression of cell surface molecules that interact with specific receptors on antigen presenting cells (APCs) to modulate the production of cytokines - potent chemical messengers that initiate and control inflammation. Vasogen is also developing a new class of phospholipid-based drugs, which includes VP025, designed to interact with APCs to regulate cytokine levels and control inflammation.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.